UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________

SCHEDULE 14F-1
___________________________________

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 thereunder

MONDIAL VENTURES, INC.

(Exact name of registrant as specified in its charter)

Nevada	000-51033	27-4481914
(State or other	(Commission	(IRS Employer
jurisdiction of incorporation)	File Number)	Identification No.)

4625 West Nevso Drive, Suite 2
Las Vegas, Nevada 89103
(Address of principal executive offices)

(702) 253-7870
(Registrant’s telephone number)

MONDIAL VENTURES, INC.

4625 West Nevso Drive, Suite 2
Las Vegas, Nevada 89103

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about January 11, 2011, to the holders of record at the close of business on December 30, 2011 (the “Record Date”) of the common shares, par value $0.001 per share (“Common Shares”) of Mondial Ventures, Inc., a Nevada corporation, in connection with the change of control and composition of the board of directors of the Company (the “Board of Directors”) as contemplated by an Agreement and Plan of Merger, dated as of December 14, 2010 (the “Merger Agreement”), by and between the Company and Legacy Athletic Apparel, LLC, a limited liability company organized under the law of the Commonwealth of Virginia.  The Merger Agreement was previously disclosed by the Company in a Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on December 30, 2010.  Except as otherwise indicated by the context, references in this Information Statement to “Mondial,” the “Company,” “we,” “us,” or “our” are references to Mondial Ventures, Inc.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our shareholders.

No action is required by you in connection with the appointment of new members to the Board of Directors (the “Designees”). However, we are required to notify you no less than ten days prior to a change in a majority of our directors other than at a meeting of our shareholders.  We are not asking you for a proxy, and you are requested not to send us a proxy.

You are receiving this Information Statement in connection with the appointment of two directors to our Board of Directors. Robert Fiallo and Jeff Sirianni have been appointed to our Board effective ten days after this Information Statement was first mailed.  One of our existing directors, Marc Juliar, has tendered his resignation from our Board, effective once the Designees have assumed office.

On the Record Date, 100,000,000 Common Shares were issued and outstanding with the holders thereof being entitled to cast one vote per share.

WE ARE NOT SOLICITING YOUR PROXY.  NO VOTE OR OTHER ACTION BY THE COMPANY’S
SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On December 30, 2010, we completed a merger with Legacy Athletic Apparel, LLC, a Virginia limited liability company (“Legacy”) pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) dated as of December 14, 2010, by and between us and Legacy.  Pursuant to the Merger Agreement, Legacy merged into Mondial, with Mondial being the surviving entity (the “Merger”).  As a result of the Merger, Mondial succeeded to the business and acquired all the assets and assumed all the liabilities of Legacy.   Upon the closing of the Merger, each percent of common membership interest of Legacy (such percentages, the “Legacy Shares”) issued and outstanding were converted automatically into the right to receive 510,000 shares of Mondial common stock, par value $.001 per share (the “Common Stock”), or up to an aggregate of 51,000,000 shares of Common Stock.

Prior to the closing of the transactions contemplated by the Merger Agreement, there were 9,800,000 shares of Common Stock issued and outstanding.  Concurrent or promptly following the closing of the Merger we converted $28,099 of outstanding indebtedness of the Company into 10,670,000 shares of Common Stock and we converted outstanding convertible note indebtedness in the amount of $50,609 into 15,200,000 shares of Common Stock for the purpose of making our capitalization more attractive to future equity investors.  In addition, concurrent or promptly following the closing, we issued 13,330,000 shares of Common Stock to the two director Designees in consideration of their agreement to serve as directors of the Company.  Following the completion of the transactions contemplated by the Merger Agreement, there were 100,000,000 shares of Common Stock issued and outstanding

In connection with the Merger, the principal of Legacy, Rodney Henry, was appointed a director of the Company, joining our existing director, Marc Juliar, and Mr. Henry became our Chairman and Chief Executive Officer.  Concurrently, Mr. Juliar appointed Mr. Fiallo and Mr. Sirianni as directors and Mr. Juliar tendered his resignation as director, the two appointments and the resignation to be effective on the 10th day following the mailing of this Information Statement to our shareholders (the “Effective Date”).   At the time of the Merger, Mr. Fiallo was also appointed Chief Operating Officer and Mr. Sirianni was appointed Vice President of Business Development of the Company.  The Designees, Mr. Fiallo and Mr. Sirianni, were designated by Legacy in connection with the Merger Agreement.

IDENTIFICATION OF DIRECTOR DESIGNEES
TO BE APPOINTED WITHOUT SHAREHOLDER MEETING

 The following is a brief summary of the business experience for each Designee:

Robert Fiallo – Chief Operating Officer and Director Designee – Robert Fiallo has since 2008 been the Chairman and Chief Executive Officer of Potomac Securities, LLC, an SEC-registered, FINRA-licensed broker-dealer of which he was also the founder.  From 2003 to 2008, Mr. Fiallo was Chief Executive Officer of Fidelity & Trust Bank.  As the Founder and CEO of Fidelity & Trust Bank, he led the organization through considerable growth and earnings, eventually merging with a publicly traded regional bank.  Mr. Fiallo is a native Washingtonian with well-established roots in the DC Metropolitan area. Having attended Fairfax HS and the University of Maryland, a solid foundation was built for a professional career within the financial sector.  His career began as a banker with institutions such as Maryland National Bank, First Tennessee Bank, and F&M Bank.  Mr. Fiallo’s appointment to the board of directors will be effective 10 days after notice of such appointment has been delivered to our shareholders pursuant to SEC Rule 14f-1.

Jeff Sirianni – Vice President of Business Development and Director Designee – Mr. Sirianni is the Managing Member of ND3, LLC which he founded in 2007.  Prior to 2007, Mr. Sirianni was an educator, most recently teaching elementary school in Loudoun County, VA.  Mr. Sirianni is also the CEO of a small public company Red Branch Technologies, Inc., a reactor/incubator model company focusing on the development of security applications, and President of White Door, Inc., a provider of alternative energy power platforms.  Mr. Sirianni sits on the boards of Red Branch Technologies, Inc., White Door, Inc. and White Door Canarias, S.L., a Canary Island company situated in the U.S. sponsored ZEC zone for economical development. Mr. Sirianni is also a Co-Founder and Vice Chairman of the Board of The E4 Foundation, a non-profit which focuses on facilitating entrepreneurship and free trade.  Mr. Sirianni is an active early-stage investor and strategic and business consultant to numerous development stage companies.   ND3 assists its clients with a broad range of consulting services in the areas of business development and education to strategic consultation.   ND3 focuses its efforts on developmental stage companies, both public and private, as well as mature companies in need of capital formation, funding introductions, and/or public relations.  Mr. Sirianni’s portfolio as an investor and/or Co-Founder includes Blue Rain, LLC – real estate holdings, Nano Therapies, LLC - unique Nano particles utilized for the delivery of drugs, Green Box Solutions, LLC – a state-of-the-art intelligent power distribution system, Mapachat, LLC – social networking website dedicated to universities around the nation based on geo-location and Potomac Holdings – a boutique investment banking firm which provides consulting and financial services.  Mr. Sirianni is also actively involved with the Canary Island Free Trade and Gateway to Africa initiatives.  Mr. Sirianni earned his degree from King’s College in Wilkes-Barre, PA in 1999 and a Masters Degree from George Mason University in Fairfax, VA in 2002.  Mr. Sirianni’s appointment to the board of directors will be effective 10 days after notice of such appointment has been delivered to our shareholders pursuant to SEC Rule 14f-1.

Involvement in Certain Legal Proceedings

During the last ten years, no Designee has (i) been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations or similar misdemeanors), (ii) been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding relating to an alleged violation of any federal or state law or regulation regarding securities, commodities, financial institutions, insurance companies or fraud in connection with any business entity, (iii) been subject to an order, judgment or decree of any judicial or administrative body of competent jurisdiction enjoining or limiting him from acting as an adviser, underwriter, broker or dealer in securities or commodities or from engaging in any conduct in connection with such activity, or from engaging in activities related to the purchase or sale of any security or commodity, or from engaging in any type of business practice, (iv) filed a petition under the Federal bankruptcy laws or any state insolvency law or had a petition filed against him, or been an executive officer at any business association within two years of a petition being filed by or against the association or (v) been the subject of, or party to, any sanction or order of any self-regulatory organization, any registered entity of the Commodity Exchange Act, or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

DIRECTORS AND EXECUTIVE OFFICERS

General

Our directors currently have terms which will end at our next annual meeting of the stockholders or until their successors are elected and qualify, subject to their death, resignation or removal.  Officers serve at the discretion of the board of directors.

 The following table sets forth certain biographical information with respect to our directors and executive officers (other than biographical information for the Designees, which is provided above):

Name	Position	Age

Rodney Henry	Chief Executive Officer and Chairman	42
Marc Juliar	Director	34
Robert Fiallo	Chief Operating Officer, Director Designee	43
Jeff Sirianni	VP of Business Development, Director Designee	33
Brian Beerman	Chief Financial Officer	47

Rodney Henry – Chief Executive Officer and Chairman – Rodney Henry is the owner, founder and CEO of Protege, a mass market athletic footwear and clothing brand, founded in 2007, that is distributed nationally by Kmart/Sears in over 3000 stores.  In 2007, Mr. Henry also executive produced, directed and wrote the “Stars on Stars” series on Fox Sports Network, a talk show aired nationally, involving discussions between entertainment celebrities and superstar athletes.  Between 2005 and 2007, Mr. Henry had a production deal with Disney/ESPN and produced “Back in the Day,” a documentary series chronicling the lives of superstar athletes which was also nationally aired.  During that same period, Mr. Henry was also instrumental in the start-up and operation of the Starbury brand, a footwear and apparel line sold at Steve and Barry’s, featuring Stephon Marbury.  Rodney Henry received his B.S. in  Business and Marketing from St. Thomas Aquinas College in Sparkill, New York and  also attended the Fashion Institute of Technology in New York City.

Marc Juliar – Director – Marc Juliar is an independent contractor to the Film, Music Video and TV Commercial production business. Mr. Juliar has held many positions in the film and production business.  Mr. Juliar was an officer and director of Paradigm Oil & Gas, Inc., from November 2006 to May 2010.  Mr. Juliar was an officer and director of Kodiak Energy (KDKN), Inc. from April 2004 to January 2006.  Mr. Juliar was an officer and director of Aamaxan Transport, Inc. (AMXT) from September 2005 until April 2008.  Mr. Juliar attended the University of Toronto located in Toronto, Ontario. Marc Juliar served as our President, Secretary, Treasurer and sole Director until the effective time of the Merger.  Mr. Juliar has tendered his resignation to the board of directors, to be effective upon the effectiveness of the appointment of the Designees.  Mr. Juliar has resigned from all officer positions with the Company.

Brian Beerman – Chief Financial Officer – Brian Beerman is a Certified Public Accountant and has been a member in the accounting firm Beerman Piper & Associates, LLC since 2001.  Mr. Beerman began his career with the international accounting firm Ernst & Young in 1985, where he worked until 2000.  Mr. Beerman has extensive experience working with publicly held companies in a variety of industries and also has specialized in initial public and other offerings.  Mr. Beerman has significant experience working with entrepreneurial companies from the start-up phase through to maturation.  For these clients, Mr. Beerman has assisted in the implementation of information systems, accounting systems and controls, budgeting and cash flow forecasting, and consulted on a variety of other business matters.  Mr. Beerman earned his degree from Duquesne University in Pittsburgh, Pennsylvania.
No directors or executive officers are related to one another.

Corporate Governance

We are committed to having sound corporate governance principles.  We believe that these principles are essential to running our business efficiently and to maintaining our integrity in the marketplace.  Our board of directors presently has two and after ten days will have three directors, but does not have any standing committees.

Director Qualifications

We believe that our directors should have the highest professional and personal ethics and values, consistent with our longstanding values and standards.  They should have broad experience at the policy-making level in business or banking.  They should be committed to enhancing stockholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience.  Their service on other boards of public companies should be limited to a number that permits them, given their individual circumstances, to perform responsibly all director duties for us.  Each director must represent the interests of all stockholders.  When considering potential director candidates, the board of directors also considers the candidate’s character, judgment, diversity, age and skills, including financial literacy and experience in the context of our needs and the needs of the board of directors.  We do not have a formal policy regarding the consideration of any director candidates which may be recommended by our stockholders, including the minimum qualifications for director candidates, nor has our board of directors established a process for identifying and evaluating director nominees. We have not adopted a policy regarding the handling of any potential recommendation of director candidates by our stockholders, including the procedures to be followed.  Our board has not considered or adopted any of these policies, as we have never received a recommendation from any stockholder for any candidate to serve on our board of directors.  While there have been no nominations of additional directors proposed, in the event a proposal is made, all members of our board of directors will participate in the consideration of director nominees.

Director Independence

Although our securities are not listed on a national securities exchange, we have determined that none of our directors is independent under the listing standards of Nasdaq.  We intend to expand our board of directors in the future to maintain a majority of independent directors on our board of directors.

Board Meetings and Annual Meeting

During the fiscal year ended December 31, 2010, our board of directors did not meet.  The board acted by unanimous written consent on 4 occasions, including in approving the Merger with Legacy.  We did not hold an annual meeting in 2010.

Board Committees

Our board of directors has not established an audit or a compensation committee composed of independent directors.  As a result, the functions of those committees are performed by our board of directors as a whole, and all members of our board of directors have participated and for the foreseeable future will participate in consideration of compensation matters.  The board similarly has not established a corporate governance committee or nominating committee.

The board is of the opinion that these committees and procedures are currently not necessary, as the Company is an early development stage company, has only two directors (soon to be three) and, to date, the directors have been performing the functions of these committees.  When we are able to expand our board of directors to include one or more independent directors, our board of directors plans to form an audit committee, a compensation committee and a corporate governance committee.

Executive Compensation

None of our executive officers, including our Chief Executive Officer, received compensation for the years ended December 31, 2010 and 2009.  We do not have a compensation committee of our board of directors.  At this point, we do not have any set processes or procedures for the consideration and determination of executive and director compensation.  However, we intend to develop these policies and procedures in 2011, including policies and procedures relating to:  the scope of authority of the compensation committee (or persons performing the equivalent functions); the extent to which the compensation committee (or persons performing the equivalent functions) may delegate any authority to other persons, specifying what authority may be so delegated and to whom; any role of executive officers in determining or recommending the amount or form of executive and director compensation; and any role of compensation consultants in determining or recommending the amount or form of executive and director compensation (other than any role limited to consulting on any broad-based plan that does not discriminate in scope, terms, or operation, in favor of executive officers or directors, and that is available generally to all salaried employees; or providing information that either is not customized for the Company or that is customized based on parameters that are not developed by the compensation consultant, and about which the compensation consultant does not provide advice).

Option/SAR Grants to Executive Officers

None of our executive officers received or exercised any stock awards, stock options or SARs during the year ended December 31, 2010, or otherwise were the beneficial owners of any stock awards, stock options or SARs at December 31, 2010.

Significant Employees

There are no significant employees other than the officers set forth above.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables reflect, as of January 3, 2011, the beneficial ownership of: (a) each of our directors (including Designees), (b) each named executive officer, (c) each person known by us to be a beneficial holder of 5% or more of our common stock, and (d) all of our directors (including Designees) and executive officers as a group.

Except as otherwise indicated below, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them.  Unless otherwise indicated, the principal address of each director and listed executive officer is 4625 West Nevso Drive, Suite 2, Las Vegas, Nevada 89103.

Name of Beneficial Owner - 5% or Greater Stockholders	Number of Shares Beneficially Owned (1)	Percentage of Shares Beneficially Owned (1)

Rodney Henry(2)	51,000,000	51.00%
Marc Juliar	6,000,000	6.00%
Rob Fiallo	6,650,000	6.65%
Jeff Sirianni	6,650,000	6.65%

Name of Beneficial Owner - Management and Directors	Number of Shares Beneficially Owned (1)	Percentage of Shares Beneficially Owned (1)

Rodney Henry(2)	51,000,000	51.00%
Marc Juliar	6,000,000	6.00%
Rob Fiallo	6,650,000	6.65%
Jeff Sirianni	6,650,000	6.65%
Directors and officers as a group (four persons)	70,300,000	70.30%
_____________
(1)
Beneficial ownership is determined in accordance with the rules of the SEC.  Shares of Common Stock subject to options or warrants currently exercisable or exercisable within 60 days of the date of this Report are deemed outstanding for computing the percentage ownership of the stockholder holding the options or warrants, but are not deemed outstanding for computing the percentage ownership of any other stockholder. Unless otherwise indicated in the footnotes to this table, we believe stockholders named in the table will have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name. Unless otherwise indicated, the officers, directors and stockholders can be reached at our principal offices, located at 4625 West Nevso Drive, Suite 2, Las Vegas, Nevada 89103.  Percentage of ownership is based on 100,000,000 shares of Common Stock outstanding as of January 3, 2011.

(2)
Mr. Henry also holds convertible debt, convertible into 24,000,000 shares of common stock.  However, this debt is not convertible until 2013 or upon the occurrence of certain liquidity events.  As a result, Mr. Henry is not deemed presently to beneficially own these shares within the meaning of the rules of the SEC.

Changes in Control

A change in control occurred in connection with the Merger.  There are currently no arrangements which may result in a change in control of the Company.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation.  To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any director, officer or 5% or greater security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

During the last ten years, no Designee has (i) been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations or similar misdemeanors), (ii) been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding relating to an alleged violation of any federal or state law or regulation regarding securities, commodities, financial institutions, insurance companies or fraud in connection with any business entity, (iii) been subject to an order, judgment or decree of any judicial or administrative body of competent jurisdiction enjoining or limiting him from acting as an adviser, underwriter, broker or dealer in securities or commodities or from engaging in any conduct in connection with these activites, or from engaging in activities related to the purchase or sale of any security or commodity, or from engaging in any type of business practice, (iv) filed a petition under the federal bankruptcy laws or any state insolvency law or had a petition filed against it or been an executive officer at any business association within two years of a petition being filed by or against the association or (v) been the subject of, or party to, any sanction or order of any self-regulatory organization, any registered entity of the Commodity Exchange Act, or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.
TRANSACTIONS WITH RELATED PERSONS

Employment Agreements

At the effective time of the Merger, we entered into an interim compensation agreement with GMFJ, LLC a company owned by Mr. Henry pursuant to which Mr. Henry will serve as our Chairman and Chief Executive Officer for up to six months.  The agreement provides for initial compensation during this up to six-month period at a rate of $10,000 per month.  This compensation to accrue until the Company has additional financing.  The agreement is only an interim arrangement, and we anticipate entering into a formal employment or compensation agreement for the services of Mr. Henry as soon as practicable and in any event during the first half of 2011.

Certain Transactions

In connection with the Merger, we entered into the compensation agreement with Mr. Henry to serve as our Chairman and Chief Executive Officer.  In addition, Mr. Henry, as licensor, and Legacy Athletic Apparel LLC, as licensee, were parties to an Intellectual Property License Agreement dated as of October 25, 2010.  We assumed the License Agreement in the Merger.  Under the License Agreement, the licensor grants to us the exclusive right to use the proprietary marks and other intellectual property covered by the License Agreement in connection with the specified licensed products, which includes the types of athletic-based lifestyle products we intend to market.   The territory of the license includes designated regions throughout the World.  However, if we do not have more than de minimis sales in a given region within 24 months of the date of the License Agreement, that region will no longer be part of the territory under the License and our rights with respect to that region will be terminated.  Under the License Agreement, we are to pay to the licensor a royalty amount equal to 4% of the Net Sales up to $5,000,000, 8% of Net Sales from $5,000,001 to $12,000,000 and 10% of Net Sales above $12,000,000.  “Net Sales” under the License Agreement means the gross sales to our customers, including related customers, of all products and services related to the licensed products, less only discounts, returns, allowances and chargebacks and uncollectible accounts up to 5% of all gross sales.  The term of the license commenced on the date of the License Agreement and continues until terminated pursuant in accordance with its terms or December 31, 2028.

The Company reviews related party transactions in accordance with Section 78.140 of the Nevada Revised Statutes, which generally requires review and approval of the terms of a related party transaction under one of the four following procedures or standards to make the transaction or contract not void or voidable:  (a) the fact of the common directorship, office or financial interest is known to the board of directors or committee, and the board or committee authorizes, approves or ratifies the contract or transaction in good faith by a vote sufficient for the purpose without counting the vote or votes of the common or interested director or directors; (b) the fact of the common directorship, office or financial interest is known to the stockholders, and they approve or ratify the contract or transaction in good faith by a majority vote of stockholders holding a majority of the voting power (with the votes of the common or interested directors or officers not counted in this vote); (c) the fact of the common directorship, office or financial interest is not known to the director or officer at the time the transaction is brought before the board of directors of the corporation for action; or (d) the contract or transaction is fair as to the Company at the time it is authorized or approved..

Section 16(a) Beneficial Ownership Reporting Compliance

Under Section 16(a) of the Securities Exchange Act of 1934, our officers, directors and ten percent shareholders must file reports of their ownership of our equity securities with the SEC.  Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.  To our knowledge, all these reports have been or will be filed in a timely manner.

Indemnification of Directors and Officers

Section 78.138 of the Nevada Revised Statutes, or NRS, provides that directors and officers of a Nevada corporation are generally not liable to the corporation or its shareholders if the director or officer acts in good faith and with a view to the interests of the corporation.  In performing their respective duties, directors and officers are entitled to rely on information, opinions, reports, books of account or statements, including financial statements and other financial data, that are prepared or presented by: (a) one or more directors, officers or employees of the corporation reasonably believed to be reliable and competent in the matters prepared or presented; (b) counsel, public accountants, financial advisers, valuation advisers, investment bankers or other persons as to matters reasonably believed to be within the preparer’s or presenter’s professional or expert competence; or (c) a committee on which the director or officer relying thereon does not serve, established in accordance with NRS 78.125, as to matters within the committee’s designated authority and matters on which the committee is reasonably believed to merit confidence.  A director or officer is not entitled to rely on any  information, opinions, reports, books of account or statements if the director or officer has knowledge concerning the matter in question that would cause reliance thereon to be unwarranted.

Section 78.7502(1) of the NRS permits us to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.  This indemnification is against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person:  (a) is not liable pursuant to NRS 78.138 (applicable to directors and officers, as provided above); or (b) acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful.  The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person is liable pursuant to NRS 78.138 or did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he or she had reasonable cause to believe that the conduct was unlawful.

Section 78.7502(2) of the NRS permits us to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit if the person: (a) is not liable pursuant to NRS 78.138 (applicable to directors and officers, as provided above); or (b) acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation.  Indemnification may not be made for any claim, issue or matter as to which the person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for certain expenses.

Section 78.7502(3) of the NRS provides that, to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, the corporation shall indemnify him or her against expenses, including attorneys’ fees, actually and reasonably incurred by him or her in connection with the defense.

Section 78.751(1) of the NRS provides that any discretionary indemnification pursuant to NRS 78.7502, unless ordered by a court or advanced pursuant to 78.751(2), may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: (a) by the stockholders; (b) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding; (c) by independent legal counsel in a written opinion if so ordered by a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding,; or (d) if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

Section 78.751(1) of the NRS provides that the articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that the director or officer is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

Section 78.751(1) of the NRS provides that the indemnification pursuant to NRS 78.7502 and advancement of expenses authorized in or ordered by a court pursuant to 78.751: (a) does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in the person’s official capacity or an action in another capacity while holding office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to 78.751(2), may not be made to or on behalf of any director or officer if a final adjudication establishes that the director’s or officer’s acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action; and (b) continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the person’s heirs, executors and administrators.

Section 78.752(1) of the NRS provides that a corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against the person and liability and expenses incurred by the person in his or her capacity as a director, officer, employee or agent, or arising out of his or her status as such, whether or not the corporation has the authority to indemnify the person against these liabilities and expenses.

Section 78.752(2) of the NRS provides that the other financial arrangements made by the corporation pursuant to 78.752(1) may include the following: (a) the creation of a trust fund; (b) the establishment of a program of self-insurance; (c) the securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation; (d) the establishment of a letter of credit, guaranty or surety.  No financial arrangement made pursuant to Section 78.752(2) may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

Section 78.752(3) of the NRS provides that any insurance or other financial arrangement made on behalf of a person pursuant to 78.752may be provided by the corporation or any other person approved by the board of directors, even if all or part of the other person’s stock or other securities is owned by the corporation.

Section 78.752(4) of the NRS provides that, in the absence of fraud: (a) the decision of the board of directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and (b) the insurance or other financial arrangement: (1) is not void or voidable; and (2) does not subject any director approving it to personal liability for his or her action, even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

Section 78.752(5) of the NRS provides that a corporation or its subsidiary which provides self-insurance for itself or for another affiliated corporation pursuant to this section is not subject to the provisions of title 57 of NRS.

We intend to enter into indemnification agreements with each of our officers and directors providing for indemnification to the maximum extent permitted under Nevada law and we also intend to obtain directors and officers liability insurance on behalf of our directors and officers.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders.  Neither applicable securities laws nor the corporate laws of the State of Nevada require approval of the transactions contemplated by the Merger Agreement or for the appointment of the Designees.  No vote or other action is being requested of the Company’s stockholders.  This Information Statement is provided for informational purposes only.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SHAREHOLDER COMMUNICATIONS WITH DIRECTORS

Shareholders who want to communicate with our Board or any individual director can write to:

Mondial Ventures, Inc.
4625 West Nevso Drive, Suite 2
Las Vegas, Nevada 89103

Your letter should indicate that you are a shareholder of the Company.  Depending on the subject matter, management will:

➢	Forward the communication to the Director or Directors to whom it is addressed;
➢	Attempt to handle the inquiry directly; or
➢	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Mondial Ventures, Inc. has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 11, 2011	MONDIAL VENTURES INC.

	By:	/s/ Rodney Henry
Rodney Henry
Chief Executive Officer